UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) OF

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)

June 4, 2021

PRA Health Sciences, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-36732	46-3640387
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4130 ParkLake Avenue

Suite 400

Raleigh, NC 27612

(919) 786-8200

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Name of exchange on which registered	Trading symbol(s)
Common Stock, $0.01 par value	Nasdaq Global Select Market	PRAH

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e- 4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events

As previously disclosed, on February 24, 2021, PRA Health Sciences, Inc., a Delaware corporation (“PRA”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ICON plc, a public limited company in Ireland (“ICON”), ICON US Holdings Inc., a Delaware corporation and subsidiary of ICON (“US HoldCo”), and Indigo Merger Sub, Inc., a Delaware corporation and subsidiary of ICON and US HoldCo (“Merger Subsidiary”). Upon the terms and subject to the conditions of the Merger Agreement, Merger Subsidiary will merge with and into PRA (the “Merger”), with PRA surviving as a subsidiary of ICON and US HoldCo. A definitive joint proxy statement/prospectus was filed with the Securities and Exchange Commission (the “SEC”) by each of PRA and ICON on April 27, 2021, in connection with, among other things, the Merger Agreement.

Certain Litigation

As previously disclosed in the joint proxy statement/prospectus, four complaints were filed against PRA between April 1, 2021 and April 26, 2021, seeking to enjoin the proposed merger and to recover damages should the merger occur under the captions Wang v. PRA Health Sciences, Inc., et al., Case No. 1:21-cv-02814 (S.D.N.Y.), Ciccotelli v. PRA Health Sciences, Inc., et al., Case No. 1:21-cv-02981 (S.D.N.Y.), Tambe v. PRA Health Sciences, Inc., et al., Case No. 1:21-cv-03189 (S.D.N.Y.) and Trovato v. PRA Health Sciences, Inc., et al., Case No. 1:21-cv-03324 (S.D.N.Y.). Four additional lawsuits were filed between April 27, 2021 and June 4, 2021 under the captions Birdsall v. PRA Health Sciences, Inc., et al., Case No. 1:21-cv-04467 (S.D.N.Y.), Kent v. PRA Health Sciences, Inc., et al., Case No. 1:21-cv-00757 (D. Del.), Morgan v. PRA Health Sciences, Inc., et al., Case No. 3:21-cv-01018 (S.D. Cal.) and Baker v. PRA Health Sciences, Inc., et al., Case No. 2:21-cv-02463 (E.D. Pa.), which are substantially similar to the other four complaints. The Ciccotelli complaint names ICON and Merger Sub as additional defendants; the Baker complaint names ICON, US HoldCo and Merger Sub as additional defendants. It is possible additional lawsuits may be filed between the date of this Form 8-K and consummation of the Merger.

PRA believes that the disclosures set forth in the joint proxy statement/prospectus comply fully with all applicable law and denies the allegations in the pending actions described above. Nevertheless, in order to moot plaintiffs’ disclosure claims, avoid nuisance and possible expense and business delays, and provide additional information to its stockholders, PRA has determined voluntarily to supplement certain disclosures in the joint proxy statement/prospectus with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal merit of the various litigation matters described above, or of the necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, PRA specifically denies all allegations in the various litigation matters that any additional disclosure was or is required or material.

SUPPLEMENTAL DISCLOSURES

The following supplemental disclosures should be read in conjunction with the joint proxy statement/prospectus, which should be read in its entirety. The inclusion in this supplement to the joint proxy statement/prospectus of certain information should not be regarded as an indication that any of PRA, ICON or their respective affiliates, officers, directors or other representatives, or any other recipient of this information, considered, or now considers, it to be material , and such information should not be relied upon as such. Defined terms used but not defined herein have the meanings set forth in the joint proxy statement/prospectus. For clarity, new text within restated paragraphs from the joint proxy statement/prospectus is highlighted with bold, underlined text, and deleted text within restated paragraphs from the joint proxy statement/prospectus is highlighted with ~~strikethrough text~~.

The disclosure in the section entitled “The Merger—Background of the Merger” beginning on page 66 of the joint proxy statement/prospectus is hereby amended by:

Amending and restating the tenth paragraph on page 67 as follows:

On October 15, 2020, following preliminary discussions unrelated to the potential transaction with ICON, PRA entered into a non-binding letter of intent with Company A, which set forth preliminary terms of a transaction pursuant to which Company A would acquire a PRA business unit. Following the execution of the letter of intent, Company A conducted more extensive due diligence regarding the business unit. However, no definitive agreements were executed with Company A regarding this potential transaction, and PRA never entered into a standstill agreement with Company A.

The disclosure in the section entitled “The Merger—Opinions of PRA’s Financial Advisors” under the heading “BofA Securities, Inc.” beginning on page 88 of the joint proxy statement/prospectus is hereby amended by:

Amending and restating the first paragraph on page 91 as follows:

BofA Securities reviewed publicly available financial and stock market information of the ~~following~~ five (5) selected publicly traded clinical research companies listed in the table below, and for ICON~~:~~.

~~•~~	~~IQVIA Holdings Inc.~~
~~•~~	~~Charles River Laboratories International, Inc.~~
~~•~~	~~PPD, Inc.~~
~~•~~	~~Syneos Health, Inc.~~
~~•~~	~~MedPace Holdings, Inc.~~

Amending and restating the second paragraph on page 91 as follows:

BofA Securities reviewed, among other things, (i) the enterprise values for each of the selected companies and for ICON, calculated by multiplying the closing share price of each company as of February 23, 2021 by the number of fully-diluted shares outstanding of the applicable company (determined on a treasury stock method basis based on information in its public filings), and adding to (or subtracting from, as applicable) the result the amount of the applicable company’s net debt (or net cash) (defined for this purpose as debt, preferred equity and non-controlling interest (as applicable) less cash, cash equivalents and marketable securities (as applicable)), as a multiple of Wall Street analyst consensus estimates of calendar year 2021 and 2022 earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the applicable company without any deduction for stock based compensation expense (“SBC-Unburdened”) (such multiples are referred to in this section as “2021E EV/ EBITDA (SBC-Unburdened)” and “2022E EV/ EBITDA (SBC-Unburdened)”), and (ii) the closing price per share for each selected company and for ICON as of February 23, 2021, as a multiple of Wall Street analyst consensus estimates of calendar year 2021 and 2022 earnings per share (“EPS”) for the applicable company without any deduction for (unburdened by) stock based compensation expense or amortization of purchased intangibles (“SBC/Amort.-Unburdened”) (such multiples are referred to in this section as “2021E Price/ EPS (SBC/Amort.-Unburdened)” and “2022E Price/ EPS (SBC/Amort.-Unburdened)”). Financial data of the selected companies and for ICON were derived from their public filings and publicly available Wall Street research analysts’ estimates published by FactSet as of February 23, 2021. ~~The overall low to high 2021E EV/ EBITDA (SBC-Unburdened) multiples observed for the selected companies were 13.7x to 24.2x (with a mean of 18.3x and median of 17.2x for the selected companies and a mean of 18.3x and median of 17.7x for the selected companies and ICON together). The overall low to high 2022E EV/ EBITDA (SBC-Unburdened) multiples observed for the selected companies were 12.4x to 20.2x (with a mean of 16.2x and median of 15.7x for the selected companies and a mean of 16.3x and median of 16.2x for the selected companies and ICON together). The overall low to high 2021E Price/EPS (SBC/Amort.-Unburdened) multiples observed for the selected companies were 17.2x to 32.1x (with a mean of 25.3x and median of 25.9x for the selected companies and a mean of 25.1x and median of 24.9x for the selected companies and ICON together). The overall low to high 2022E Price/EPS (SBC/Amort.-Unburdened) multiples observed for the selected companies were 15.1x to 27.3x (with a mean of 22.0x and median of 22.2x for the selected companies and a mean of 21.9x and median of 22.0x for the selected companies and ICON together).~~

Adding in the below paragraph and table below the second paragraph on page 91:

The results of this review were as follows:

Selected Publicly Traded Companies	2021E EV/EBITDA (SBC- Unburdened)	2022E EV/EBITDA (SBC- Unburdened)	2021E Price/EPS (SBC/Amort. - Unburdened)	2022E Price/EPS (SBC/Amort. - Unburdened)
IQVIA Holdings Inc.	17.1x	15.6x	24.0x	20.7x
Charles River Laboratories International, Inc.	19.2x	17.1x	27.6x	24.5x
PPD, Inc.	17.2x	15.7x	25.9x	22.2x
Syneos Health, Inc.	13.7x	12.4x	17.2x	15.1x
MedPace Holdings, Inc.	24.2x	20.2x	32.1x	27.3x

Mean (Selected Companies)	18.3x	16.2x	25.3x	22.0x
Median (Selected Companies)	17.2x	15.7x	25.9x	22.2x
Mean (Selected Companies and Icon together)	18.3x	16.3x	25.1x	21.9x
Median (Selected Companies and Icon together)	17.7x	16.3x	24.9x	22.0x

Amending and restating the third paragraph on page 91 as follows:

Based on BofA Securities’ review of the enterprise values to EBITDA (SBC-Unburdened) multiples for the selected companies and on its professional judgment and experience, BofA Securities applied a 2021E EV/EBITDA (SBC-Unburdened) multiple reference range of 14.0x to 17.5x to estimates of calendar year 2021 EBITDA (SBC-Unburdened) adjusted for certain non-recurring items, as reflected in the financial forecasts by PRA, and a 2022E EV/EBITDA (SBC-Unburdened) multiple reference range of 12.5x to 16.0x to estimates of calendar year 2022 EBITDA (SBC-Unburdened) adjusted for certain non-recurring items, as reflected in the financial forecasts by PRA, in each case, to calculate ranges of implied enterprise values for PRA. BofA Securities then calculated implied equity value reference ranges per share of PRA common stock (rounded to the nearest $1.00) by subtracting from the resulting ranges of implied enterprise values the net debt of PRA of $773 million as of December 31, 2020 (calculated as debt less cash), as provided by the management of PRA, and dividing the result by a number of fully diluted-shares of PRA common stock outstanding as of February 19, 2021 ranging from approximately 66 million to 67 million based on the derived range of equity values (calculated on a treasury stock method basis, based on information provided by PRA management).

Amending and restating the fourth paragraph on page 92 as follows:

BofA Securities reviewed, to the extent publicly available, financial information relating to the ~~following~~ five (5) selected transactions listed in the table below involving acquisitions of healthcare clinical research companies since 2014 with an implied enterprise value between $4 billion and $15 billion.

Removing in full the second table on page 92.

Amending and restating the fifth paragraph on page 92 as follows:

For each of these transactions, BofA Securities reviewed the enterprise values implied for each target company based on the consideration paid in the selected transaction, as multiples of estimates of the target company’s EBITDA (SBC-Unburdened), (i) for the last twelve (12) months as of the announcement of the relevant transaction, based on publicly available information at that time (such multiples are referred to in this section as “EV/LTM EBITDA (SBC-Unburdened)”), (ii) for the fiscal year in which the applicable transaction was announced if the transaction was announced prior to June 30, and the fiscal year following the fiscal year in which the applicable transaction was announced if the transaction was announced after June 30, based on publicly available information at that time (such multiples are referred to in this section as “EV/FY EBITDA (SBC-Unburdened)”), and (iii) for the fiscal year following the fiscal year in which the applicable transaction was announced if the transaction was announced prior to June 30, and the second fiscal year following the fiscal year in which the applicable transaction was announced if the transaction was announced after June 30, based on publicly available information at that time (such multiples are referred to in this section as “EV/FY+1 EBITDA (SBC-Unburdened)”). ~~The overall low to high EV/LTM EBITDA (SBC-Unburdened) multiples of the target companies in the selected transactions were 11.5x to 14.5x (with a top quartile of 13.6x, a mean of 12.8x, a median of 12.4x and bottom quartile of 12.1x), the overall low to high EV/FY EBITDA (SBC-Unburdened) multiples of the target companies in the selected transactions were 10.8x to 13.5x (with a top quartile of 12.6x, a mean of 12.0x, a median of 12.1x and bottom quartile of 11.1x) and the overall low to high EV/FY+1 EBITDA (SBC-Unburdened) multiples of the target companies in the selected transactions were 9.8x to 12.7x (with a top quartile of 11.9x, a mean of 11.0x, a median of 10.6x and bottom quartile of 10.2x).~~

Adding in the below paragraph and table (along with associated footnote) above the first paragraph on page 93:

The results of this review were as follows:

Date Announced	Target	Acquirer	EV/LTM EBITDA (SBC - Unburdened)		EV/FY EBITDA (SBC - Unburdened)		EV/FY +1 EBITDA (SBC - Unburdened)
06/20/17	Parexel International Corporation	Pamplona Capital Management, LLP	12.5	x	12.2	x	10.8	x
05/10/17	InVentiv Health, Inc.	INC Research Holdings, Inc.	12.2	x	12.1	x	10.4	x
04/26/17	PPD, Inc.	H&F, ADIA, GIC and The Carlyle Group	13.9	x	12.7	x	12.2	x
05/03/16	Quintiles Transnational Holdings Inc.(1)	Ims Health Holdings, Inc.	11.5	x	10.8	x	9.8	x
	Ims Health Holdings, Inc.	Quintiles Transnational Holdings	14.5	x	13.5	x	12.7	x
11/03/14	Covance	Laboratory Corporation of America Holdings	12.1	x	10.8	x	10.1	x

Top Quartile			13.6	x	12.6	x	11.9	x
Mean			12.8	x	12.0	x	11.0	x
Median			12.4	x	12.1	x	10.6	x
Bottom Quartile			12.1	x	11.1	x	10.2	x

(1)	Transaction also reviewed assuming Quintiles Transnational Holdings Inc. is the acquirer.

Amending and restating the first paragraph on page 93 as follows:

Based on BofA Securities’ review of the enterprise values to EBITDA (SBC-Unburdened) multiples for the selected transactions and on its professional judgment and experience, BofA Securities applied (i) an enterprise value to calendar year 2020 EBITDA (SBC-Unburdened) multiple reference range of 12.0x to 14.0x to PRA management’s estimate of PRA’s calendar year 2020 EBITDA (SBC-Unburdened), as reflected in the financial forecasts by PRA and (ii) an enterprise value to calendar year 2021 EBITDA (SBC-Unburdened) multiple reference range of 11.0x to 13.0x to PRA management’s estimate of PRA’s calendar year 2021 EBITDA (SBC-Unburdened), as reflected in the financial forecasts by PRA, in each case, to calculate a range of implied enterprise values for PRA. BofA Securities then calculated implied equity value reference ranges per share of PRA common stock (rounded to the nearest $1.00) by subtracting from these ranges of implied enterprise values the net debt of PRA of $773 million as of December 31, 2020 (calculated as debt less cash), as provided by the management of PRA, and dividing the result by ~~a~~ approximately 66 million, the number of fully diluted-shares of PRA common stock outstanding as of February 19, 2021 (calculated on a treasury stock method basis, based on information provided by PRA management). This analysis indicated the following approximate implied equity value reference ranges per share of PRA common stock (rounded to the nearest $1.00), as compared to the implied merger consideration value:

Amending and restating the third paragraph on page 93 as follows:

BofA Securities performed a discounted cash flow analysis of PRA to calculate a range of implied present values per share of PRA common stock utilizing estimates of the standalone, unlevered, after-tax free cash flows PRA was expected to generate over the period from January 1, 2021 through December 31, 2025 based on the financial forecasts by PRA. BofA Securities calculated terminal values for the cash flows by applying to estimates of the standalone EBITDA (SBC-Unburdened) PRA was expected to generate in the terminal year a selected range of EBITDA (SBC-Unburdened) exit multiples of 13.0x to 16.5x which were selected based on BofA Securities’ professional judgment and experience. The cash flows were discounted to present value as of December 31, 2020, utilizing mid-year discounting convention, and using a discount rate range of 7.5% to 10.0%, which was based on an estimate of PRA’s weighted average cost of capital, derived using the capital asset pricing model. BofA Securities then calculated implied equity value reference ranges per share of PRA common stock (rounded to the nearest $1.00) by deducting from this range of present values, PRA’s net debt of $773 million as of December 31, 2020 (calculated as debt less cash), as provided by the management of PRA, and dividing the result by ~~a~~ approximately 67 million, the number of fully diluted-shares of PRA common stock outstanding as of February 19, 2021 (calculated on a treasury stock method basis, based on information provided by PRA management). This analysis indicated the following approximate implied equity value reference range per share of PRA common stock (rounded to the nearest $1.00), as compared to the implied merger consideration value:

Amending and restating the third paragraph on page 94 as follows:

Based on BofA Securities’ review of the enterprise values to EBITDA (SBC-Unburdened) multiples for the selected companies as described in this section and under the heading “—Summary of Material Financial Analyses of PRA—Selected Publicly Traded Companies Analysis” and on its professional judgment and experience, BofA Securities applied a 2021E EV/EBITDA (SBC-Unburdened) multiple reference range of 15.5x to 18.0x to estimates of calendar year 2021 EBITDA (SBC-Unburdened) adjusted for certain non-recurring items, as reflected in the ICON Forecasts, and a 2022E EV/EBITDA (SBC-Unburdened) multiple reference range of 14.0x to 16.5x to estimates of calendar year 2022 EBITDA (SBC-Unburdened) adjusted for certain non-recurring items, as reflected in the ICON Forecasts, in each case, to calculate ranges of implied enterprise values for ICON. BofA Securities then calculated implied equity value reference ranges per ICON ordinary share (rounded to the nearest $1.00) by subtracting from the resulting ranges of implied enterprise values it calculated an estimate of the net debt of ICON of $(490) million as of December 31, 2020 (calculated as debt less cash), as provided by the management of ICON, and dividing the result by ~~a~~ approximately 54 million, the number of fully diluted ICON ordinary shares outstanding as of February 19, 2021 (calculated on a treasury stock method basis, based on information provided by ICON management).

Amending and restating the second paragraph on page 95 as follows:

BofA Securities performed a discounted cash flow analysis of ICON to calculate a range of implied present values per ICON ordinary share utilizing estimates of the standalone, unlevered, after-tax free cash flows ICON was expected to generate over the period from January 1, 2021 through December 31, 2025 based on the ICON Forecasts. BofA Securities calculated terminal values for the cash flows by applying to estimates of the standalone EBITDA (SBC-Unburdened) ICON was expected to generate in the terminal year a selected range of EBITDA (SBC-Unburdened) exit multiples of 13.0x to 17.5x which were selected based on BofA Securities’ professional judgment and experience. The cash flows were discounted to present value as of December 31, 2020, utilizing mid-year discounting convention, and using a discount rate range of 7.25% to 9.5%, which was based on an estimate of ICON’s weighted average cost of capital, derived using the capital asset pricing model. BofA Securities then calculated implied equity value reference ranges per ICON ordinary share (rounded to the nearest $1.00) by deducting from this range of present values, the net debt of ICON of $(490) million as of December 31, 2020 (calculated as debt less cash), as provided by the management of ICON, and dividing the result by ~~a~~ approximately 54 million, the number of fully diluted ICON ordinary shares outstanding as of February 19, 2021 (calculated on a treasury stock method basis, based on information provided by ICON management). This analysis indicated the following approximate implied equity value reference ranges per ICON ordinary share, as compared to the closing price of ICON ordinary shares on February 23, 2021 of $208.62:

Amending and restating the third paragraph on page 95 as follows:

BofA Securities also noted certain additional factors that were not considered part of BofA Securities’ financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things the following:

•	52-Week Trading Range. BofA Securities reviewed the trading range of the ICON ordinary shares for the 52-week period ended February 23, 2021, which was $115.95 to $220.96.
•	Wall Street Analysts Price Targets. BofA Securities reviewed ~~certain~~ publicly available equity research analyst price targets then published by seventeen (17) analysts for the ICON ordinary shares available as of February 23, 2021, and noted that the range of such price targets (discounted by one year at ICON’s estimated cost of equity of 8.5% and rounded to the nearest $1.0) was $165 to $221.

Amending and restating the first paragraph on page 96 as follows:

For purposes of this analysis, BofA Securities calculated a range of implied values per ICON ordinary share giving effect to the merger by adding the ranges of implied equity values derived by BofA Securities for each of PRA and ICON on standalone basis as of December 31, 2020, as described above under “Summary of Material Financial Analyses of PRA—Discounted Cash Flow Analysis” and under “Summary of Material Financial Analyses of ICON—Discounted Cash Flow Analysis” and ranges of implied present values of the estimated Cost Savings and Tax Savings calculated by BofA Securities as of December 31, 2020 (by applying a discount rate range of 7.5% to 10.0% to the estimated Cost Savings (less the cost to achieve the Costs Savings and cash taxes thereon) and the estimated Tax Savings over the period from June 30, 2021, through December 31, 2025, and range of terminal values for the Cost Savings calculated by applying a perpetuity growth rate of 0%, based on PRA management guidance, to the estimated after-tax Cost Savings in the terminal year and a perpetuity growth rate of 0.0% to 3.0%, based on PRA management guidance, to the estimated Tax Savings in the terminal year), deducting the additional amount of net debt expected to be incurred by ICON in connection with the merger and dividing the result by approximately 81 million the estimated number of fully diluted ICON ordinary shares expected to be outstanding after giving effect to the merger.

Amending and restating the second sentence of the fourth paragraph on page 97 as follows:

From February 1, 2019 through January 31, 2021, BofA Securities and its affiliates derived aggregate revenues from PRA and certain of its affiliates of approximately $4 million for corporate and/or investment banking services unrelated to the merger.

Amending and restating the fifth paragraph on page 97 as follows:

In addition, from February 1, 2019 through January 31, 2021, BofA Securities and its affiliates received less than $1 million in the aggregate from ICON for investment banking, commercial banking and/or other financial services, all of which were unrelated to the merger. BofA Securities and its affiliates in the future may provide~~,~~ investment banking, commercial banking and other financial services to ICON and may receive compensation for rendering of these services.

The disclosure in the section entitled “The Merger—Opinions of PRA’s Financial Advisors” under the heading “UBS Securities LLC” beginning on page 97 of the joint proxy statement/prospectus is hereby amended by:

Amending and restating the seventh paragraph on page 99 as follows:

Unless the context indicates otherwise, (1) Enterprise Values derived from the selected companies analysis described below were calculated using balance sheet information and prices of the common stock of the selected publicly traded companies in the U.S. listed below, in all cases, as publicly available as of the close of market on February 23, 2021; (2) transaction values for the target companies derived from the selected transactions analysis described below were calculated based on implied Enterprise Values as of the public announcement date of the relevant transaction, assuming equity values equal to the estimated purchase prices paid for the common equity of the target companies in the selected transactions; and (3) each of cash and cash equivalents and net debt for each of PRA and ICON was based on each such amount as of December 31, 2020 (which net debt amounts were approximately $773 million and $(490) million for PRA and ICON, respectively), except for the Enterprise Values derived for each company from the selected companies analysis described below based on Wall Street Consensus (as defined below), which were instead derived as described in clause (1) above. Accordingly, this information may not reflect current or future market conditions.

Amending and restating the first paragraph on page 100 as follows:

In addition, unless the context indicates otherwise, per share amounts for PRA common stock and ICON ordinary shares were calculated on a diluted basis, using the treasury stock method, based on shares, stock options, restricted shares, restricted stock units, restricted share units and performance share units, as applicable, outstanding as of February 23, 2021 (and in the case of PRA common stock, inclusive of phantom shares), each as provided by the respective managements of PRA and ICON, which number of diluted shares for (a) PRA were approximately 66.6 million, using the then-current closing stock price of PRA common stock and (b) ICON were approximately 53.6 million, using the then-current closing price of ICON ordinary shares.

Amending and restating the first paragraph on page 107 as follows:

In the ordinary course of business, UBS, its affiliates and its and their respective employees may currently own or trade loans, debt and/or equity securities of PRA and/or ICON for its own account or for the accounts of customers, and may at any time hold a long or short position in such securities. In the two years preceding the date of UBS’ opinion, except for revenue received from PRA related to the merger, UBS had not received any revenue for providing any investment banking services to either PRA or ICON.

The disclosure in the section entitled “ICON Unaudited Financial Forecasts” beginning on page 107 of the joint proxy statement/prospectus is hereby amended by:

Amending and restating the fifth sentence of the third paragraph on page 107 as follows:

ICON’s management also provided its board of directors and Centerview with certain financial forecasts for PRA prepared by PRA’s management and adjusted and extrapolated by ICON’s management to reflect ICON management’s estimates and judgments at the time of preparation as to reasonable projections of the future financial performance of PRA, which are referred to as the ICON-Adjusted PRA Forecasts and are summarized below under the heading ICON-Adjusted PRA Forecasts.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between ICON and PRA, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding ICON’s and PRA’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of ICON’s and PRA’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite ICON and PRA stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; litigation relating to the potential transaction that has been or could be instituted against ICON, PRA or their respective directors; the effects of disruption to ICON’s or PRA’s respective businesses; restrictions during the pendency of the potential transaction that may impact ICON’s or PRA’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on ICON’s or PRA’s stock prices; transaction costs; ICON’s ability to achieve the benefits from the proposed transaction; ICON’s ability to effectively integrate acquired operations into its own operations; the ability of ICON or PRA to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of ICON’s or PRA’s control (including public health crises, such as pandemics and epidemics); risks regarding PRA’s ability to maintain large customer contracts or enter into new contracts; PRA’s ability to attract suitable investigators and patients for its clinical trials; PRA’s ability to keep pace with rapid technological change; PRA’s potential liability if a patient is harmed; and the factors set forth under the heading “Risk Factors” of ICON’s Annual Report on Form 20-F and PRA’s Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither ICON nor PRA assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, ICON has filed a registration statement on Form F-4 (File No. 333-254891) with the SEC containing a prospectus of ICON that also constitutes a proxy statement of each of ICON and PRA. The registration statement, as amended, was declared effective, by the SEC on April 28, 2021. Each of ICON and PRA commenced mailing copies of the definitive joint proxy statement/prospectus to stockholders of ICON and PRA, respectively, on or about April 28, 2021. ICON and PRA may also file other documents with the SEC regarding the potential transaction. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that ICON or PRA have filed or may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF ICON AND PRA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by ICON or PRA through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ICON are available free of charge on ICON’s website at https://www.iconplc.com and copies of the documents filed with the SEC by PRA are available free of charge on PRA’s website at https://www.prahs.com/. Additionally, copies may be obtained by contacting the investor relations departments of ICON or PRA.

ICON and PRA and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of ICON is set forth in its annual report on Form 20-F, which was filed with the SEC on February 24, 2021. Information about the directors and executive officers of PRA is set forth in its Amendment to Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on March 30, 2021. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction are included in the registration statement and joint proxy statement/prospectus and other relevant materials filed with the SEC.

The term “PRA” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to PRA Health Sciences, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PRA Health Sciences, Inc.
Dated: June 4, 2021	By:	/s/ Christopher L. Gaenzle
Name: Christopher L. Gaenzle
Title: Executive Vice President, Chief Administrative Officer and General Counsel